FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE:  ENERPLUS RESOURCES FUND ANNOUNCES CASH DISTRIBUTION OF CDN.$0.32 PER TRUST UNIT PAYABLE ON FEBRUARY 20, 2003

January 30, 2003

TSX:	ERF.UN
NYSE:	ERF

ENERPLUS RESOURCES FUND

ANNOUNCES CASH DISTRIBUTION

Enerplus is pleased to announce that a cash distribution in the amount of CDN$0.32 (thirty-two cents) per unit will be payable on February 20th, 2003, to all Unitholders of record at the close of business on February 10th, 2003. The ex-distribution date for this payment is February 6th, 2003.

The CDN$0.32 (thirty-two cents) per unit is equivalent to approximately US$0.21 per unit if converted using a Canadian/US dollar exchange ratio of 1.53.  The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Total cash distributions paid for the quarter ending December 31, 2002 equal CDN$0.92 (ninety-two cents) per unit (paid or payable in the months of December 2002, January and February 2003). In addition to the CDN$0.92 (ninety-two cents) per unit in cash distributions paid to Unitholders, approximately CDN$0.13 (thirteen cents) per unit (CDN$11.6 million) of funds flow from the quarter was used for debt repayment related to capital expenditures.

The Fund’s new trailing twelve month distribution paid totals CDN$3.32 (three dollars and thirty-two cents) per unit. For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Christina Meeuwsen

Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY: /s/	Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: January 30, 2003